White River Capital, Inc. 6051 El Tordo P.O. Box 9876 Rancho Santa Fe, CA 92067 www.WhiteRiverCap.com NYSE Amex: RVR

January 6, 2011

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn: David Lin
100 F Street, N.E.
Washington, D.C.  20549-4561

Re:          White River Capital, Inc. (the “Company”)
Annual Report on Form 10-K for the fiscal year ended December 31, 2009
Quarterly Report on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010
Filed March 15, 2010, May 11, 2010, August 6, 2010 and November 12, 2010
File No. 001-33257

Dear Mr. Lin:

We have received your office’s comment letter dated December 23, 2010 concerning the above-referenced filings.  The comment letter asks for our written response within 10 business days or to tell you when we will provide you with our response.

Per our legal counsel’s telephone conversation with you last week, we are respectfully requesting an extension of time of an additional 10 business days to complete our response and allow for the appropriate amount of time and resources, including the coordination of a review process with the Company’s senior management and board of directors, to consider the staff’s comments.  As a result, we intend to provide our responses to the comment letter no later than January 25, 2011.  We understand that on December 30, 2010 you communicated your verbal approval to this extension request to our legal counsel, David P. Hooper at Barnes & Thornburg LLP.

On behalf of the Company, I hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

David Lin
Securities and Exchange Commission
January 6, 2011
Page  of 2

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff’s consideration of this request and look forward to working with you.  Should you have additional comments or questions, please contact me at (858) 756-8300, or our outside legal counsel, David P. Hooper, at (317) 231-7333.

Sincerely,

/s/ Martin J. Szumski

Martin J. Szumski
Chief Financial Officer and Senior Vice President

cc:	John M. Eggemeyer
Eric R. Moy, Esq.
David P. Hooper, Esq.